UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BIRKS GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

001-32635

(Commission file number)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive offices)

Miranda Melfi, 514-397-2509

(Name and Telephone number of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Birks Group Inc. (“Birks Group” or the “Company’) is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, timepieces and gifts. Birks Group operates luxury jewelry stores in all major cities across Canada under the Birks retail brand and in Florida and Georgia under the Mayors retail brand. In addition to being a nationwide retailer with a strong brand identity, the Company is also highly regarded in Canada as a designer and maker of jewelry and a provider of recognition programs, service awards and business gifts. As a luxury jeweler, most of the Company’s jewelry products are made of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design. In 2014, the Company manufactured and contracted for the manufacture of products containing Conflict Minerals. Please refer to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Form SD and the 1934 Act Release No. 34-67716 for the definitions of terms used in this Form SD, unless otherwise defined herein.

Birks Group has designed a Conflict Minerals compliance initiative to implement a consistent, company-wide compliance process which includes:

•	Educating its employees and suppliers about Conflict Minerals;

•	Establishing a cross-functional management team including members of senior management and subject matter experts from relevant functions such as supply chain, product development, merchandising, manufacturing, legal and finance responsible for implementing the Company’s Conflict Minerals compliance strategy; and

•	Reporting mechanisms for questions and concerns, including a toll-free confidential and anonymous hotline.

The Company’s compliance program has been designed to conform, in all material respects, with the framework in The Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition, and the related gold supplement for Conflict Minerals.

In addition, the Company has adopted a Conflict Minerals Policy which has been communicated to the Company’s suppliers and is included in the Company’s Merchandise Quality Manual and available on the Company’s website at www.birksgroup.com. Birks Group Conflict Minerals Policy indicates that suppliers who do not comply with this policy will be reviewed and evaluated accordingly for future business and sourcing decisions.

Conflict Minerals Disclosure

Birks Group conducted its good faith country of origin inquiry using the template developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative, known as the Conflict Free Smelter Initiative (“CFSI”) Reporting Template (the “Template”). This commonly used Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers, and requests a listing of the smelters used by the company and its suppliers. The Template also contains questions about the origin of Conflict Minerals included in the company’s products, as well as questions regarding supplier due diligence.

The Company reviewed and evaluated each supplier response received against criteria developed such as completeness of responses in the Template, inconsistencies within the data suppliers reported in the Template and smelter information, based on publicly available information, including a listing of smelters participating in the CFSI to determine which required further engagement with the suppliers.

Based on the responses in the Templates and additional information the Company received, the Company determined that it had no reason to believe that any Conflict Minerals necessary to the functionality or production of its products may have originated in the Democratic Republic of the Congo or an Adjoining Country. The information discussed above is also publicly available at http://www.birkgroup.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 - Exhibit

Not required.

Section 2 - Exhibits

Item 2.01	Exhibits

Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Birks Group Inc.
(Registrant)

By:	/s/ Ian Dorais	Date: May 29, 2015
Name:	Ian Dorais
Title:	Vice President, Merchandising and Planning